INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS			BOND NUMBER
Item 1.	Name of Insured	PIMCO Funds
6214332
	Principal Address:	840 Newport Center Drive
Newport Beach CA 92660

(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 07/01/2009 to 12:01 a.m. on 07/01/2010.

The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

Item 3.	Limit of Liability –

Subject to Section 9, 10 and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A– FIDELITY	$25,000,000	$250,000
Insuring Agreement B– AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C– ON PREMISES	$25,000,000	$250,000
Insuring Agreement D– IN TRANSIT	$25,000,000	$250,000
Insuring Agreement E– FORGERY OR ALTERATION	$25,000,000	$250,000
Insuring Agreement F– SECURITIES	$25,000,000	$250,000
Insuring Agreement G– COUNTERFEIT CURRENCY	$25,000,000	$250,000
Insuring Agreement H– STOP PAYMENT	$50,000	$5,000
Insuring Agreement I– UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J– COMPUTER SYSTEMS	$25,000,000	$250,000
Insuring Agreement K– UNAUTHORIZED SIGNATURES	$50,000	$5,000
Insuring Agreement L– AUTOMATED PHONE SYSTEMS	$25,000,000	$250,000
Insuring Agreement M– TELEFACSIMILE	$25,000,000	$250,000

If “ Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:

1-12

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7.	Premium Amount:

$39,497

Issue Date: 10/20/2009	By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214332 in favor of PIMCO Funds effective as of July 1, 2009.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

PIMCO ETF Trust

PIMCO 1-3 Year U.S. Treasury Index Fund

PIMCO Funds

PIMCO All Asset All Authority Fund

PIMCO All Asset Fund

PIMCO California Intermediate Municipal Bond Fund

PIMCO California Short Duration Municipal Income Fund

PIMCO Commercial Mortgage Securities Fund

PIMCO CommodityRealReturn Strategy Fund®

PIMCO Convertible Fund

PIMCO Developing Local Markets Fund

PIMCO Diversified Income Fund

PIMCO EM Fundamental IndexPLUS™ TR Strategy Fund

PIMCO Emerging Local Bond Fund

PIMCO Emerging Markets Bond Fund

PIMCO Emerging Markets Infrastructure Bond Fund

PIMCO Extended Duration Fund

PIMCO Floating Income Fund

PIMCO Foreign Bond Fund (U.S. Dollar-Hedged)

PIMCO Foreign Bond Fund (Unhedged)

PIMCO Fundamental Advantage Tax Efficient Strategy Fund

PIMCO Fundamental Advantage Total Return Strategy Fund

PIMCO Fundamental IndexPLUS™ Fund

PIMCO Fundamental IndexPLUS™ TR Fund

PIMCO Global Advantage Strategy Bond Fund

PIMCO Global Bond Fund (U.S. Dollar-Hedged)

PIMCO Global Bond Fund (Unhedged)

PIMCO Global Multi-Asset Fund

PIMCO GNMA Fund

PIMCO Government Money Market Fund (Inception Date 1/7/09)

PIMCO High Yield Fund

PIMCO High Yield Municipal Bond Fund

PIMCO Income Fund

PIMCO International StocksPLUS® TR Strategy Fund (U.S. Dollar-Hedged)

PIMCO International StocksPLUS® TR Strategy Fund (Unhedged)

PIMCO Investment Grade Corporate Bond Fund

PIMCO Liquid Assets Fund

PIMCO Long Duration Fund

PIMCO Long Duration Total Return Fund

PIMCO Long-Term Credit Fund

PIMCO Long-Term U.S. Government Fund

PIMCO Low Duration Fund

PIMCO Low Duration Fund II

PIMCO Low Duration Fund III

PIMCO Moderate Duration Fund

PIMCO Money Market Fund

PIMCO Mortgage-Backed Securities Fund

PIMCO Municipal Bond Fund

PIMCO New York Municipal Bond Fund

PIMCO Real Return Asset Fund

PIMCO Real Return Fund

PIMCO RealRetirement™ 2010 Fund

PIMCO RealRetirement™ 2020 Fund

PIMCO RealRetirement™ 2030 Fund

PIMCO RealRetirement™ 2040 Fund

PIMCO RealRetirement™ 2050 Fund

PIMCO RealEstateRealReturn Strategy Fund

PIMCO Short Duration Municipal Income Fund

PIMCO Short-Term Fund

PIMCO Small Cap StocksPLUS® TR Fund

PIMCO StocksPLUS® Fund

PIMCO StocksPLUS® Long Duration Fund

PIMCO StocksPLUS® Municipal-Backed Fund

PIMCO StocksPLUS® Total Return Fund

PIMCO StocksPLUS® TR Short Strategy Fund

PIMCO Total Return Fund

PIMCO Total Return Fund II

PIMCO Total Return Fund III

PIMCO Treasury Money Market Fund

PIMCO Unconstrained Bond Fund

PIMCO Unconstrained Tax Managed Bond Fund

PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds)

Asset-Backed Securities Portfolio

Asset-Backed Securities Portfolio II

Developing Local Markets Portfolio

Emerging Markets Portfolio

High Yield Portfolio

International Portfolio

Investment Grade Corporate Portfolio

Long Duration Corporation Bond Portfolio

Mortgage Portfolio

Mortgage Portfolio II

Municipal Sector Portfolio

Opportunity Portfolio

Real Return Portfolio

Short-Term Floating NAV Portfolio (Inception date 10/17.08)

Short-Term Portfolio

Short-Term Portfolio II

US Government Sector Portfolio

US Government Sector Portfolio II

PVIT (PIMCO Variable Insurance Trust)

PIMCO All Asset All Authority Portfolio

PIMCO All Asset Portfolio

PIMCO CommodityRealReturn Strategy® Portfolio

PIMCO Diversified Income Portfolio

PIMCO Emerging Markets Bond Portfolio

PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged)

PIMCO Foreign Bond Portfolio (Unhedged)

PIMCO Global Bond Portfolio (Unhedged)

PIMCO Global Multi-Asset Portfolio

PIMCO High Yield Portfolio

PIMCO Long-Term U.S. Government Portfolio

PIMCO Low Duration Portfolio

PIMCO Money Market Portfolio

PIMCO Real Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Small Cap StocksPLUS® TR Portfolio

PIMCO Total Return Portfolio

AND ALL NOW EXISTING OR HEREINAFTER CREATED FUNDS

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 07/01/09.

Signed, Sealed and dated

By:
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds.

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on 07/01/2009

By:
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

91222 (7/06)

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 3

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214332 in favor of PIMCO Funds

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Twenty Five Millions Dollars ($25,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Two Hundred and Fifty Thousand Dollars ($250,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on 07/01/2009

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 4

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be Fifty Thousand Dollars ($50,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five Thousand Dollars ($5,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on 01-JUL-2009 as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 5

INSURING AGREEMENT L

To be attached to and form part of Bond No. 6214332 Issued to PIMCO Funds

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a.	Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b.	Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 07/01/2009 standard time as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 6

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214332 issued to PIMCO Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.	The limit of Liability for the coverage provided by this rider shall be Twenty Five Million Dollars ($25,000,000) it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of Two Hundred and Fifty Thousand Dollars ($250,000), but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 01-JUL-2009 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 7

To be attached to and form part of No. 6214332 in favor of PIMCO Funds.

It is agreed that:

1.	INSURING AGREEMENT G “Counterfeit Currency” is deleted in its entirety and the following is substituted therefor:

Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currency or coin of any country.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER NO. 8

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds

It is agreed that:

1.	SECTION 1., DEFINITIONS, (a) “Employee,” is hereby amended to include the following:

(10)	registered representatives and retired Employees for a period of sixty (60) days after their retirement.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER NO. 9

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds.

It is agreed that:

1.	Insuring Agreement (B), AUDIT EXPENSE, is amended so that it applies to any of the Insuring Agreements contained in this Bond or added to this Bond by rider.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:
AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 10

This rider, effective 07/01/08 forms a part of bond number 6214332 issued to PIMCO Funds by AIG.

AMEND LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

It is agreed that:

1.	Section 4, Loss – Notice – Proof – Legal Proceedings, is amended by deleting the following:

“At the earliest practicable moment after discovery of any loss…” and substituting the words “At the earliest practicable moment, not to exceed sixty (60) days, after discovery of any loss…”

The following section is also deleted

“Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.”

and replacing the above with the following:

“Discovery occurs when the Insured’s Risk Manager’s or General Counsel’s office

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known of a loss that exceeds, or is likely to exceed, $100,000.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:
AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 11

Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of Pimco Funds.

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1.	Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/09 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

Rider No. 12

1.	It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing however, it is agreed that with regard to Loans and Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which result in

(i)	an improper financial benefit for the Employee, or

(ii)	an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute an improper financial benefit.

The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

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(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

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(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

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Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

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If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record-keeper, or

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d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

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SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

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(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

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SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any

41206 (9/84)	9

source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND

41206 (9/84)	10

TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

41206 (9/84)	11

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an

41206 (9/84)	12

assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the

41206 (9/84)	13

Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)	14

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82126616

PIMCO FUNDS	FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana,
840 NEWPORT CENTER DRIVE	a stock insurance company, herein called the COMPANY
NEWPORT BEACH, CA 92660

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from 12:01 a.m. on July 1, 2009
to 12:01 a.m. on July 1, 2010

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $25,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $ 25,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $25,250,000

ITEM 5.	PRIMARY BOND:

	Insurer:	National Union Fire Insurance Company of Pittsburgh, PA
	Form and Bond No.:	6214332
$25,000,000 - Limit of Liability
	Deductible:	$250,000 (Insuring Agreements A, C, D, E, F, G, J, L, and M)
$ 5,000 (Insuring Agreements B, H, I and K)
	Bond Period:	July 1, 2009 to July 1, 2010

	Insurer:	(Not Applicable)
Form and Bond No.:
$
	Deductible:	$
Bond Period:

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

None

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 4

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond	A.	If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B.

The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R

Form 17-02-0842 (Ed. 7-92) R Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this bond:

		a.	Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

			(1)	any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

			(2)	any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

			(3)	all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

			(4)	any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92) Page 2 of 5

Conditions And Limitations
(continued)

Limit Of Liability Aggregate Limit Of Liability	2.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

		On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

	The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

	regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2) Page 3 of 5

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)	Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92) Page 4 of 5

Conditions And Limitations
(continued)

Change Or Modification Of This Bond	8.	This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2) Page 5 of 5

PIMCO FUNDS

840 NEWPORT CENTER DRIVE

NEWPORT BEACH, CA 92660

Re: Financial Strength

Insuring Company: FEDERAL INSURANCE COMPANY

Dear PIMCO FUNDS

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.

•	Chubb’s financial results during calendar year 2008 stand out in the industry.

•	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $38.7 billion as of December 31, 2008.

•

With 127 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk – on both the asset and liability sides of our balance sheet.

•	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.

•	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch, “Aa2” from Moody’s, and “AA” from Standard & Poor’s – the leading independent evaluators of the insurance industry.

•

Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of Chubb’s ratings with a “stable” outlook.

•	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable” outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Fitch on 2/13/09, and Moody’s on 2/4/09.)

•	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.

•	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

•

Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.

99-10-0100 (06/2009)

Rarely has Chubb’s business philosophy – to underwrite conservatively and invest judiciously – been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.

We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place in us as your insurance partner.

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

FEDERAL INSURANCE COMPANY
Endorsement No:	1
Bond Number:	82126616

NAME OF ASSURED: PIMCO FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period July 1, 2009 to July 1, 2010 is:

Premium: Forty-Four Thousand Six Hundred and Forty-Six Dollars ($44,646.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2009

Excess Bond

Form 17-02-0735 (Rev. 1-97)

Effective date of
this endorsement: July 1, 2009	FEDERAL INSURANCE COMPANY
	Endorsement No.: 2
	To be attached to and form a part of
	Number:	82126616

Issued to: PIMCO FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2009

Form 14-02-9228 (Ed. 4/2004)

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2009	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 3
To be attached to and
form a part of Bond No. 82126616

Issued to: PIMCO FUNDS

REMOVE AGGREGATE LIMIT OF LIABILITY ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended as follows:

1.	By deleting in its entirety ITEM 2., AGGREGATE LIMIT OF LIABILITY, on the DECLARATIONS.

2.	By deleting in its entirety Section 2., Limit of Liability, and substituting the following: “Section 2. Single Loss Limit of Liability The COMPANY’S liability for each Single Loss discovered during the BOND PERIOD shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.”

3.	By deleting in its entirety the second paragraph of Section 4., Subrogation-Assignment-Recovery, and substituting the following:

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

4.	By deleting in its entirety subparagraph e. from Section 6, Termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-13158 (05/2007)

FEDERAL INSURANCE COMPANY
Endorsement No.	4
Bond Number:	82126616

NAME OF ASSURED: PIMCO FUNDS

AMENDED DEDUCTIBLE/DROP DOWN ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

“ITEM 4. DEDUCTIBLE AMOUNT

a.	$250,000, plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the Underlying Bonds on the date of payment of any Single Loss under this bond.

b.	The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the Underlying Bonds.

c.	This bond shall drop down but only by the amount paid under the Underlying Bonds.”

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 21, 2009

Excess Bond

Form 17-02-1003 (Ed. 7-92)

40 Wall Street, New York, NY 10005

October 23, 2009

Michael Klaschka

Integro USA Inc

One State Street Plaza, 9th Floor

New York, NY 10004

Re:	Pimco Funds

Mutual Fund Bond

Policy Number 267860356

Expiration Date: 07/01/2010

Dear Mr. Klaschka,

We are pleased to enclose Policy Number 267860356 for Pimco Funds. We trust that this policy meets with the specifications outlined in our quotation. Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Pimco Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Robert Smith

Underwriting Specialist

Phone: (212) 440-7028

Fax:     (212) 440-3700

Robert.smith@cna.com

RS/va

Policy Transaction Invoice

Producer:	Customer:

Michael Klaschka Integro USA Inc One State Street Plaza, 9th Floor New York, NY 10004 (212)295-5340	Pimco Funds 680 Newport Drive Suite 250 Newport Beach, CA 92660

Producer Number: 738674	Customer Number: 233330

Continental Insurance Company hereby submits the following Statement for Policy # 267860356 for Pimco Funds Policy Period: From 07/01/2009 to 07/01/2010.

Policy Effective Date	Gross Premium	Commission 0.00% (MFB)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
7/1/2009	$25,448.00	$0.00	$0.00	$0.00	$0.00	$25,448.00

*	Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company

23453 Network Place

Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (212) 440-7028

Fax: (212) 440-3700

This amount will also appear on the CNA monthly statement for this producer number.

10/23/2009

40 Wall Street, New York, NY 10005	Declarations EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED
233330		10/23/2009
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
267860356	Continental Insurance Company (herein called ‘Underwriter’)	738678

NAMED INSURED AND ADDRESS	PRODUCER NAME AND ADDRESS

Item 1.	Pimco Funds (herein called ‘Insured’) 680 Newport Drive Suite 250 Newport Beach, CA 92660	Integro USA Inc Michael Klaschka One State Street Plaza, 9th Floor New York, NY 10004

Item 2.	Bond Period: from 12:01 a.m. on 07/01/2009 to 12:01 a.m. on 07/01/2010 standard time.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Underlying Insurance:

Primary Underlying Insurance	Policy Number	Single Loss Limit of Liability	Deductible
National Union Fire Insurance Company of Pittsburgh, PA	6214332	$25,000,000	$250,000

Excess Underlying Insurance	Policy Number	Single Loss Limit of Liability
Federal Insurance Company	82126616	$25,000,000

Item 5.	Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines

Financial Insurance Division, Fidelity Bonding 40 Wall Street New York, NY 10005

Item 6.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

G-145125-A Ed.08/03-Policyholder Notice – Economic and Trade Sanctions Condition
G-145184-A Ed.06/03-Economic and Trade Sanctions Condition

Item 7.

The Insured by the acceptance of this policy gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

By
Authorized Representative

Date:

PRO-4173-A (ED. 09/03)

EXCESS FIDELITY BOND (NON-AGGREGATED)

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

SECTION I. INSURING AGREEMENT

The Underwriter agrees to indemnify Insured for loss discovered during the Bond Period, which exceeds the Underlying Insurance but is otherwise properly payable according to the terms of the Underlying Insurance.

SECTION II. GENERAL AGREEMENTS

A. DEFINITIONS

Throughout this bond, the words “bond” and “policy” are interchangeable.

Bond Period means the period from the effective date and hour of this Bond as set forth in Item 2 of the Declarations, to the Policy expiration date and hour set forth in Item 2 of the Declarations, or its earlier cancellation date or termination date, if any.

Insured means those persons or organizations insured under the Primary Underlying Insurance, at its inception.

Named Insured means the organizations named in Item 1 of the Declarations.

Primary Underlying Insurance means the Policy scheduled in Item 4 of the Declarations. Underlying Insurance means all those Policies scheduled in Item 4 of the Declarations and any Policies replacing them.

B. NOTICE TO UNDERWRITER OF LOSS OR LEGAL PROCEEDING

At the earliest practicable moment, not to exceed the notice requirements specified in the Primary Underlying Insurance, the Named Insured shall give the Underwriter notice thereof. Such notice is to be sent to: CNA Global Specialty Lines, Fidelity Bonding, 8th Floor, 40 Wall Street New York, NY 10005. Within six (6) months after such discovery, the Named Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurance.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss.

SECTION III. CONDITIONS AND LIMITATIONS

A. UNDERLYING INSURANCE

This bond is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability, and any other provision set forth in this bond). However, should any provision of this bond conflict with any provision of the Underlying Insurance, then the provisions of this bond shall control. All Underlying Insurance in effect at the inception of this bond shall be maintained in full effect during the Bond Period. If the Underlying Insurance is amended or modified during the Bond Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this bond; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

PRO-4175-A (ED. 02/04)

EXCESS FIDELITY BOND (NON-AGGREGATED)

B. JOINT INSUREDS

If two or more Insureds are covered under this Bond, the first Named Insured shall act for all Insureds. Payment by the Underwriter to the first Named Insured for any loss sustained by any Insured shall fully release the Underwriter with respect to such loss. If the first named Insured ceases to be covered under this Bond, the Insured next named shall be considered as the first Named Insured. The liability of the Underwriter for loss sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss been sustained by one Insured.

Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond.

C. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each single loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 3 of the Declarations.

D. MAINTENANCE OF UNDERLYING INSURANCE AND DROP DOWN PROVISION

1.	The Underlying Insurance shall be maintained during the Bond Period on the same terms and conditions in effect upon the inception date of this Bond, subject to any reduction of the limits of liability available under the Underlying Insurance solely by reason of payment in legal currency of losses covered thereunder. Except as provided in Section G. below, failure to comply with the foregoing shall not invalidate this Policy but the Insurer shall not be liable to a greater extent than if this condition had been complied with. To the extent that any Underlying Insurance is not maintained during the Policy Period (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy:

a.	the Insureds shall be deemed to be self-insured for any loss not covered under the Underlying Insurance due to such failure, and

b.	the Underlying Limits shall not be deemed to be depleted due to any loss payments covered under the Underlying Insurance on account of such changes in terms and conditions of such Underlying Insurance.

2.	The Named Entity shall notify the Insurer in writing as soon as practicable before the effective date of any change in the terms and conditions of any Underlying Insurance. This Policy shall become subject to such changes only if and to the extent the Insurer agrees thereto by written endorsement to this Policy prior to the effective date of such changes, and only if the Insureds pay any additional premium required by the Insurer.

3.	Notwithstanding any provisions of the Underlying Insurance to the contrary, for the purpose of the coverage afforded under this Policy, any exhaustion of any sub–limit of liability within the Underlying Insurance shall not be deemed to exhaust the Underlying Insurance and the Insureds shall be deemed to be self–insured for the amount of any loss in excess of such sub–limit up to the amount of the total limit of liability of the Underlying Insurance.

4.	Failure of any Underlying Insurance to make payment due to insolvency or for any other reason, shall not reduce the Underlying Insurance Limit of Liability and this bond shall continue to respond only to loss in excess of that unreduced amount.

PRO-4175-A (ED. 02/04)

EXCESS FIDELITY BOND (NON-AGGREGATED)

E. EXCLUSIONS

This bond does not directly or indirectly cover:

1.	loss not reported to the Underwriter in writing within thirty (30) days after the termination of this bond;

2.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

3.	loss of potential income, including but not limited to interest and dividends, not realized by an Insured;

4.	damage of any type for which an Insured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this bond;

5.	all costs, fees and expenses incurred by an Insured in establishing the existence of or amount of loss covered under this bond; or as a party to any legal proceeding even is such legal proceeding results in a loss covered under this bond;

6.	loss resulting from indirect of consequential loss of any nature.

F. CONFORMITY

If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended to comply with the minimum requirements of such law.

G. TERMINATION

This Bond shall apply in conformance with the termination and/or cancellation provisions of the Primary Policy; provided that, in the event of the occurrence of the following, this bond shall terminate:

immediately upon the appointment of a trustee, receiver, or liquidator of any Insured or the taking over of any Insured by State or Federal officials; or

immediately upon the dissolution or takeover of any Insured; or

immediately upon the exhaustion of the Aggregate Limit of Liability; or

immediately upon the expiration of the Bond Period; or

immediately upon the cancellation, termination or non-renewal of the any of the Underlying Insurance.

H. CHANGE OR MODIFICATION

This bond or any amendment affecting same may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond duly executed by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon the Underwriter unless completed by the attachment of the Declarations and signed by a duly authorized representative of the Underwriter.

Chairman of the Board	Secretary

PRO-4175-A (ED. 02/04)

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven’t already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We’re sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

G-145125-A (ED. 08/03)

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145125-A (ED. 08/03)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.	Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.	Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.	Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.	Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2

POLICY NUMBER: 267860356

ISSUED TO: Pimco Funds

EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

Policy Number: BND0100214

NOTICE TO OUR INSURED AND THEIR AGENTS OF OUR CLAIM NOTIFICATION PROCEDURE

As part of our continuing effort to provide you with the best service available,

ALL CLAIMS, OCCURRENCES, INCIDENTS, LAWSUITS

under this policy are to be reported immediately to:

RLI Insurance Company

9025 N. Lindbergh Drive

Peoria, IL 61615

Phone: (800)444-0406

Fax: (866) 692-6796

new_claim@rlicorp.com

In the event you suffer an EMERGENCY LOSS during NON-BUSINESS hours (holidays, weekends, or 5:00 p.m. CST – 8:30 a.m. on normal business days), you may now call the special toll-free hot-line number to receive advice and assistance appropriate to your needs. The number is 1-800-621-5410. This number is to be utilized ONLY during NON-BUSINESS hours as set forth above and ONLY IN THE EVENT OF AN EMERGENCY!!

ALL LOSSES must be reported in the usual manner as well, to your AGENT.

Below is a “cut-out” card to keep in your wallet or with your business papers.

We pledge to continue upgrading our services to our valued policyholders.

Sincerely,

Donald J. Driscoll
Vice President, Claims

RIL 2131R (08/07)

EXCESS FIDELITY and CRIME POLICY

Policy No. BND0100214
RLI Insurance Company
(Herein called Company)

DECLARATIONS

Item 1.

Name of Insured (herein called Insured): Pimco Funds

and any entity in which you own more than 50% of the voting interest, and any entity you manage pursuant to a written agreement, and any entity in which you own 50% or less of the voting interest up to your ownership interest in that entity, and any welfare or pension benefit plan subject to the Employee Retirement Income Security Act of 1974(ERISA) sponsored and approved by you.

	Principal Address:		680 Newport Beach Drive, Suite 250
			Newport Beach, CA 92660-6310

Item 2.	Single Loss Limit Liability		$25,000,000
	Aggregate Limit of Liability		$25,000,000

Item 3.	Underlying Insurance

	(A)	Primary Policy:
		Insurer	National Union Fire Insurance Company
		Policy Number	6214332
		Single Loss Limit of Liability	$25,000,000
		Aggregate Limit of Liability	$25,000,000
		Deductible	$250,000

	(B)	Other Policies:
		Insurer	Federal Insurance Company
		Policy Number	82126616
		Single Loss Limit of Liability	$25,000,000
		Aggregate Limit of Liability	$25,000,000

	(C)	Other Policies:
		Insurer	CNA
		Policy Number	267860356
		Single Loss Limit of Liability	$15,000,000
		Aggregate Limit of Liability	$15,000,000

Item 4.	Policy Period: from 12:01 a.m. on 07/01/2009 to 12:01 a.m. on 07/01/2010 standard time at the Principal Address as to each said dates. (MONTH, DAY, YEAR) (MONTH, DAY, YEAR)

Item 5.	Endorsement(s) Effective at Inception: See Schedule of Applicable Forms & Endorsements/Riders

Item 6.	The Named Insured by the acceptance of this policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) n/a such termination or cancellation to be effective as of the time this policy becomes effective.

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Company.

FICP 100 CA (08/08)	Page 1 of 3

In consideration of payment of the premium and in reliance upon all statements made and information furnished to RLI Insurance Company (herein called the Company) and to the Insurers of the Underlying Insurance, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations and the limitations, conditions, provisions, and other terms of this policy (including any endorsements hereto), the Company and the Named Insured agree as follows:

I.	INSURING AGREEMENT

The Company shall provide the Insureds with insurance coverage during the Policy Period excess of the Underlying Insurance. Coverage under this policy shall attach only after all of the Single Loss Limit(s) of Liability or Aggregate Limit(s) of Liability, as applicable, of the Underlying Insurance has been exhausted by the actual payment of loss(es). Except as otherwise provided herein, coverage under this policy shall then apply in conformance with and subject to the warranties, limitations, conditions, provisions and other terms of the Primary Policy as in effect the first day of the Policy Period, together with the warrants and limitations of any other Underlying Insurance. In no event shall coverage under this policy be broader than coverage under any Underlying Insurance.

II.	DEFINITIONS

When used in this policy:

A.	Insured, either in the singular or plural, means those organizations designated as insureds under the Primary Policy.

B.	Named Insured means the organization designated in Item 1. of the Declarations of this policy.

C.	Policy Period means the period of time specified in Item 4. of the Declarations of this policy, subject to prior termination in accordance with Subsection III. H. of this policy. If this period is less than or greater than one year, the Single Loss Limit of Liability and Aggregate Limit of Liability specified in Item 2. of the Declarations of this policy shall be the Company’s maximum limit of liability under this policy for the entire period.

D.	Primary Policy means the policy designated in Item 3.(A) of the Declarations of this policy.

E.	Underlying Insurance means all those policy(ies) designated in Item 3. of the Declarations of this policy.

III.	GENERAL CONDITIONS AND LIMITATIONS

A.	Maintenance of Underlying Insurance

The Single Loss Limit(s) of Liability of the Underlying Insurance scheduled in Item 3. of the Declarations of this policy shall be maintained during the Policy Period in full effect with solvent insurers except for any reduction or exhaustion of the Aggregate Limit(s) of Liability available under the Underlying Insurance solely by reason of actual payment of loss(es) thereunder.

In the event of a change to any Underlying Insurance by rewrite, endorsement or otherwise, coverage under this policy shall become subject to such change only if and to the extent the Company’s consent to such change is endorsed in writing to this policy. If such consent is not endorsed in writing on this policy, the Company shall not be liable to a greater extent than it would have been in the absence of such change to the Underlying Insurance.

B.	Reduction/Exhaustion of Underlying Limit(s)

In the event and only in the event of the reduction or exhaustion of the Aggregate Limit(s) of Liability of the Underlying Insurance solely as the result of actual payment of loss covered thereunder, this policy shall (i) in the event of reduction, pay excess of the reduced Aggregate Limit(s) of Liability of the Underlying Insurance and (ii) in the event of exhaustion, continue in force as primary insurance excess of the deductible applicable in the Primary Policy, which deductible shall be applied to any subsequent loss as specified in the Primary Policy.

Notwithstanding any of the terms of this policy which might be constructed otherwise, this policy shall not drop down for any reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Insurance. The risk of uncollectibility of such Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of the underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances Insured or assumed by the Company.

In the event the insurer of any Underlying Insurance fails to pay loss in connection with any claim covered thereunder as a result of the insolvency, bankruptcy or liquidation of said insurer, then the Insured shall be deemed self-insured for the amount of the Limit(s) of Liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

FICP 100 CA (08/08)	Page 2 of 3

C.	Limit of Liability

The amount set forth in Item 2. of the Declarations is the maximum liability of the Company for any one loss and in the aggregate under this policy with respect to all loss covered by the Underlying Insurance in effect during this Policy Period. Upon exhaustion of the Aggregate Limit of Liability by payment, the Company shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Company.

D.	Investigation

The Company may, in its sole discretion, elect to participate in the investigation of any matter covered by this policy even if the Underlying Insurance has not been exhausted and the Insureds shall give the Company such information and cooperation as it may reasonably require.

E.	Subrogation

In that this policy is “Excess Coverage,” the Insureds’ right of recovery against any person or entity may not be exclusively subrogated to the Company. Therefore, in the event of any payment under this policy, the Company will act in concert with all other interests (including the Insureds’) concerned in the exercise of such rights of recovery. The apportioning of amounts which may be so recovered shall follow the principle that any interests (including the Insureds’) that shall have paid an amount over and above any payment hereunder, shall first be reimbursed up to the amount paid by them; the Company is then to be reimbursed out of any balance then remaining up to the amount paid hereunder; lastly the interests (including the Insureds’) of which this coverage is in excess are entitled to claim the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests (including the Insureds’) concerned, in the ratio of their respective recoveries as finally settled.

F.	Notice and Proof of Loss

The Insureds shall, as a condition precedent to exercising their rights under this policy, give to the Company written notice of loss or of an occurrence which may become a loss and proof of loss in the same manner required by terms and conditions of the Primary Policy. The Company shall be given notice in writing as soon as practicable in the event of (a) the termination of any Underlying Insurance, (b) any additional or return premiums charged or allowed in connection with any Underlying Insurance, or (c) any change to the Underlying Insurance by rewrite, endorsement or otherwise. Written notice to the Company shall be given to RLI Insurance Company, Peoria, IL.

G.	Ateration

No change in, modification of, or assignment of interest under this policy shall be effective except when made by a written endorsement to this policy which is signed by an authorized representative of the Company.

H.	Policy Termination

This policy shall terminate at the earliest of the following times:

1.	the effective date of termination specified in written prior notice by the Named Insured to the Company,

2.	sixty (60) days after receipt by the Named Insured of a written notice of termination from the Company,

3.	upon expiration of the Policy Period as set forth in Item 4. of the Declarations,

4.	ten (10) days after receipt by the Named Insured of a written notice of termination from the Company for failure to pay a premium when due,

5.	upon the appointment of a trustee, receiver, or liquidator of any Insured or the taking over of any Insured by State or Federal officials,

6.	upon the exhaustion of the Aggregate Limit of Liability,

7.	at such time as may be agreed upon the Company and the Named Insured.

The Company shall refund the unearned premium computed at customary short rates if the policy is terminated by the Named Insured pursuant to 1. above. Under any circumstances other than expiration of the Policy Period or exhaustion of the Aggregate Limit of Liability, the refund shall be computed pro rata.

FICP 100 CA (08/08)	Page 3 of 3

Policy Number: BND0100214	RLI Insurance Company

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Corporate Secretary	President & COO

ILF 0001 (01/01)

Policy Number: BND0100214

THIS ENDORSEMENT/RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

APPLICABLE FORMS & ENDORSEMENTS/RIDERS

FORMS AND ENDORSEMENTS/RIDERS LISTED BELOW APPLY TO AND ARE MADE PART OF THIS POLICY AT TIME OF ISSUE.

ILF 0001 (01/01)	Signature Page
Fl 628	OFAC Rider
MAN-FID-012	Amending Declaration Page to Include Additional Underlying Policy Information

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

RIL 2150 (08/08)	Page 1 of 1

OFAC RIDER

To be attached to and form part of Bond/Policy No. BND0100214 in favor of Pimco Funds.

It is agreed that:

In consideration of the premium charged, it is hereby understood and agreed that payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction law or regulation, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC)

All other terms, conditions and exclusions remain unchanged.

This rider shall become effective as of 12:01 a.m. on 07/01/2009.

OFAC RIDER FOR USE WITH ALL FINANCIAL INSTITUTION BONDS AND THE CRIME PROTECTION POLICY CREATED AUGUST, 2008

FI 628	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Amending Declaration Page to Include Additional Underlying Policy

Information Endorsement

To be attached to and form part of Policy/Bond No. BND0100214 issued by RLI Insurance Company in favor of PIMCO Funds

In consideration of the premium at which this policy is written, it is agree that,

Item 3. Underlying Insurance is amended to include:

(D)	Other Policies:
	Insurer	St. Paul
	Policy Number	490PB2306
	Single Loss Limit of Liability	$25,000,000
	Aggregate Limit of Liability	$25,000,000

This rider shall become effective as of 12:01 a.m. on 07/01/2009

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

MAN-FID-012 (03/09)	Page 1 of 1

POLICY COVER SHEET

Job Name: XP3310D5 Print Date and Time: 09/29/09 21:01 File Number: O617O

Business Center/

Original Business Unit: FINANCIAL AND PROFESSIONAL SERVICES

Policy Number: 490PB2306

Name of insured: PIMCO FUNDS

Agency Number: 3102901

Department or Expense Center: 001

Underwriter: 1415934 Underwriting Team:

Data Entry Person: R. BARNETT

Date and Time: 09/29/09 11:57 001

Special Instructions

Policy Commencement Date: 07/01/09

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR EDITION CO STATE TRANS DATE

*

MLABL 09.85 1 CA 2009-07-01*

*

ND059 11.06 1 CA 2009-07-01*

*

RMIA 06.08 1 CA 2009-07-01*

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE

COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL

CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;

•	helps Travelers to try to resolve losses or claims more quickly; and

•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department Travelers Mail Code NB08F 385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

RE: Risk Management PLUS+ Online• from Travelers Bond & Financial Products (www.rmplusonline.com)

Thank you for choosing Travelers Bond & Financial Products for your insurance needs. Travelers is a market leader in providing management liability coverage that is in-synch with your business. As your risks evolve, so do we through our ability to provide you with responsive risk management services.

Travelers Bond & Financial Products is pleased to provide you with Risk Management PLUS+ Online, the industry's most comprehensive program for mitigating your management liability exposures. The site includes risk management tools for the following coverage related exposures:

’ Employment Practices Liability

’ Fiduciary Liability

’ Directors & Officers Liability

’ Crime

’ Kidnap and Ransom

’ Identity Fraud Expense Reimbursement

Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Financial Products customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation topics for the management liability areas mentioned above.

Highlights of Risk Management PLUS+ Online services include: ’ Web-based risk management training ’ Weekly articles on current issues ’ Model policies and forms for downloading or printing that cover major risks associated with the workplace

The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-bystep instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It's that simple.

We strongly encourage you to take full advantage of this program. Once again, thank you for choosing Travelers Bond & Financial Products.

Instructions for Registration & Orientation to Risk Management PLUS+ Online•

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

Go to www.rmplusonline.com.

In the Sign-In box, click Register.

1.	Enter the password/passcode: (Please note there are 4 letters followed by 6 numbers in the code)

2.	Fill in the Registration Information and click Submit.

3.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3.	You can also schedule a live walk-through of the site by sending a request for a walkthrough via the contact link on the front page.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY XST. PAUL MERCURY INSURANCE COMPANY ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB2306

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.	Named Insured:

PIMCO Funds

680 Newport Center Drive - Suite 250 Newport Beach, CA 92660

(herein called Insured).

Item 2.	Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 01, 2009 and expire at 12:01 A.M. on July 01, 2010 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.	Single Loss Limit of Liability:

$20,000,000

Item 4.	Aggregate Limit of Liability:

$20,000,000

Item 5.	Schedule of Underlying Insurance:

(A)	1.	Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA.

	2.	Bond or Policy Number: 6214332

	3.	Bond or Policy Period: From: July 01, 2009 To: July 01, 2010

	4.	Limit of Liability: Single Loss Limit of Liability $25,000,000

Aggregate Limit of Liability $25,000,000

	5.	Single Loss Deductible: $250,000

(B)	1.	Underlying Insurer: Federal Insurance Company

	2.	Bond or Policy Number: 8212-66-16

	3.	Bond or Policy Period: From: July 01, 2009 To: July 01, 2010

	4.	Limit of Liability: Single Loss Limit of Liability $25,000,000

Aggregate Limit of Liability $25,000,000

(C)	1.	Underlying Insurer: Continental Insurance Company

	2.	Bond or Policy Number: 267860356

	3.	Bond or Policy Period: From: July 01, 2009 To: July 01, 2010

	4.	Limit of Liability: Single Loss Limit of Liability $15,000,000

Aggregate Limit of Liability $15,000,000

(D)	1.	Underlying Insurer:

Bond or Policy Number:

	1.	Bond or Policy Period:

From: To:

Limit of Liability: Single Loss Limit of Liability Aggregate Limit of Liability

Item 6.	Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: National Union Fire Insurance Company of Pittsburgh, PA.

Bond or Policy Number: 6214332

Effective Date: July 01, 2009

Except as provided below:

Item 9.	The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB1946 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS100 Ed. 5-05, XS201 Ed. 5-05

Executed this day of , 20 .Countersigned

/s/ Bruce Backberg, Secretary

/s/ Brian MacLean, President

EXCESS FOLLOW FORM Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the

Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB2306	DATE ENDORSEMENT OR RIDER EXECUTED	09/29/09 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 07/01/09

* ISSUED TO

PIMCO FUNDS

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The ¦¥ Premium ¨§ Additional Premium ¨§ Return Premium for the period from July 1, 2009 to July 1, 2010 is $32,235

3. If the premium is payable in installments they are, or are amended to read as follows: Payable on Payable on Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

CERTIFICATE OF ASSISTANT SECRETARY

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

REGARDING FIDELITY BOND

I, Joshua D. Ratner, do hereby certify that I am duly elected, qualified and acting as Assistant Secretary of the PIMCO Funds, a Massachusetts business trust, PIMCO Variable Insurance Trust and PIMCO ETF Trust, each a Delaware statutory trust, and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of said trusts held on August 10-11, 2009, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Assistant Secretary of said Trusts on the 23rd day of October 2009.

/s/ Joshua D. Ratner
Joshua D. Ratner
Assistant Secretary
PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust

PIMCO Funds

PIMCO Variable Insurance Trust

PIMCO ETF Trust

Minutes of the Board of Trustees Meeting

held on

August 10-11, 2009

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2009 to July 1, 2010, with the coverage and premiums as described at the meeting be, and it hereby is, ratified and approved on behalf of the Trusts; and further

RESOLVED, that the form of Fidelity Bond Agreement by and among each Trust insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of the Trusts are hereby authorized to enter into the Fidelity Bond Agreement on behalf of each respective fund; and further

RESOLVED, that the appropriate officers of each Trusts be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Fidelity Bond Agreement.

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of July 1, 2009 by and between PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust (each a “Trust”), on behalf of each Trust’s respective series of shares (the “Funds”).

WHEREAS, each of the Trusts and Funds has retained Pacific Investment Management Company LLC (“PIMCO”) as investment adviser (PIMCO and any other advisory firm that is an affiliate of PIMCO, an “Affiliated Manager”);

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company, Federal Insurance Company, Continental Casualty Insurance Company. Travelers, US Fire Insurance Company, US Specialty and RLI Insurance Company (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which an Affiliated Manager may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company, not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Funds

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO Variable Insurance Trust

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President

PIMCO ETF Trust

By:	/s/ Peter G. Strelow
Peter G. Strelow
Vice President